Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bean Box, Inc.
5050 1st Ave S, STE 103
Seattle, WA 98134
https://beanbox.com

Up to $1,234,997.26 in Series CF Preferred Stock at $2.62
Minimum Target Amount: $14,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bean Box, Inc.
Address: 5050 1st Ave S, STE 103, Seattle, WA 98134
State of Incorporation: DE
Date Incorporated: September 21, 2012

Terms:

Equity

Offering Minimum: $14,999.50 | 5,725 shares of Series CF Preferred Stock
Offering Maximum: $1,234,997.26 | 471,373 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $2.62
Minimum Investment Amount (per investor): $497.80

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: Friends and Family of Bean Box will receive an additional 5% bonus shares in this offering.

Time-Based Perks

Early Bronze - Invest $497+ (minimum investment) within the first 48 hours and receive $100 Coffee Cash (good for any coffee, gift, or subscription at beanbox.com)

Early Silver - Invest $1,000+ within the first week and receive $150 Coffee Cash

Early Gold - Invest $5,000+ within the first two weeks and receive $500 Coffee Cash and 7% bonus shares

Early Platinum - Invest $10,000+ within the first two weeks and receive 10% bonus shares

Early Premium - Invest $30,000+ within the first two weeks and receive 12% bonus shares

Mid Campaign Perk

Invest $2,500+ during the second month and receive 5% bonus shares

Volume-Based Perks

The Single Shot - Invest $1,000+ and receive $100 Coffee Cash (good for any coffee, gift, or subscription at beanbox.com)

The Double Shot - Invest $2,500+ and receive $250 Coffee Cash

The Triple Shot - Invest $5,000+ and receive $400 Coffee Cash + 5% bonus shares

The French Press - Invest $10,000+ and receive $1,000 Coffee Cash + 3-Month Subscription + 7% bonus shares

The Perfect Pour Over - Invest $25,000+ and receive $1,000 Coffee Cash + 6-Month Subscription + 10% bonus shares

The World Coffee Cupper - Invest $50,000+ and receive $1,000 Coffee Cash + 1-Year Subscription + 12% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Bean Box, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.62 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $262. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Bean Box, Inc., ('Bean Box' or the 'Company') is a C-Corp organized under the laws of the state of Delaware. Bean Box is a direct-to-consumer brand in the Specialty Coffee segment of the US coffee market, in its shift from retail cafes to the home. Bean Box's coffee subscriptions, gifts, and coffee selection, curated from 50+ independent coffee roasters across the US, position it to usher in mass-market adoption of high-end coffee at home.

Bean Box, Inc. was initially incorporated as Lucky Oyster, Inc., a Delaware C-Corp on September 21, 2012, and changed its name to Bean Box, Inc. on April 15, 2016. The Company has been granted two US Trademarks.

Competitors and Industry

The coffee subscription market, in which Bean Box is regularly cited by analysts, is estimated to reach $1.5B by 2030 (10.9% CAGR)[1]. The Specialty Coffee market is expected to rise to $5lB by 2030 (11.3% CAGR)[2]. The sale of roasted coffee (US Only) is a $SB market[3], with the global market expected to reach $56.5B by 2028 (5.0% CAGR)[4].

According to our research, Bean Box is one of the only specialty coffee brands that can feature a tasting product format, at scale, which is key to consumer adoption. This is due to its multi-year investment in technology and automation, and its distributed coffee supply chain. Bean Box's coffee subscriptions, coffee gifts, and wholesale products together create a flywheel effect, helping it scale customer growth.

[1] See: https://www.polarismarketresearch.com/industry-analysis/coffee-subscription-market and https://moriondocoffee.com/blog

[2] See: https://www.grandviewresearch.com/press-release/global-specialty-coffee-market

[3] See: https://www.grandviewresearch.com/industry-analysis/roasted-coffee-market-report

[4] See: https://www.researchandmarkets.com/reports/5723622/global-roasted-coffee-market-size-share-and

Current Stage and Roadmap

In 2022 Bean Box generated nearly $1lM in revenue, at a 32% gross margin; subscriber revenue grew 26% year over year, with an average 2-year lifetime revenue (LTR) of $350. The average cost per acquisition remains less than $25, with an average order value (AOV) of $53. The year-to-date gross margin is 38% (including the cost of shipping). In 2022, Bean Box curated, sourced, received, packaged, and fulfilled 162 tons of specialty coffee, comprising 300,000 outbound deliveries to consumers.

Bean Box is a Google Top Quality Store with a rating of 4.8/5; it has been featured on the Today Show repeatedly; and in 2022 won a Good Housekeeping Award. Bean Box serves 7.5k+ active subscribers and has shipped to hundreds of thousands of customers. In 2023 and beyond, the vision of Bean Box is to become the most trusted direct-to-consumer brand for at-home Specialty Coffee experiences.

The Team

Officers and Directors

Name: Matthew Berk

Matthew Berk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: December, 2012 - Present

Responsibilities: Overall corporate strategy, oversight of operations, technology and automation. Matthew receives an annual salary of $165,000 from Bean Box and holds 16% equity in Bean Box.

Name: Tami Moynihan

Tami Moynihan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: April, 2021 - Present
  Responsibilities: Manages all of the day-to-day finance and accounting for the business. Tami receives an annual salary of $165,000 and holds 2% equity in Bean Box.

Other business experience in the past three years:

- Employer: FLTR Inc.
  Title: Controller
  Dates of Service: June, 2020 - March, 2021
  Responsibilities: Controller, managing finance department for fast growing PPE startup.

Name: Ryan Fritzky

Ryan Fritzky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, CMO, and Director
  Dates of Service: December, 2012 - Present
  Responsibilities: Leads marketing and growth, including customer acquisition, product development, and channel expansion. Ryan receives an annual salary of $165,000 and holds 22% equity in Bean Box.

Name: Kirby Winfield Jr.

Kirby Winfield Jr.'s current primary role is with Ascend Venture Capital. Kirby Winfield Jr. currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2016 - Present
  Responsibilities: Board member and investor in Bean Box.

Other business experience in the past three years:

- Employer: Ascend Venture Capital
  Title: Founding General Partner
  Dates of Service: July, 2019 - Present
  Responsibilities: Founding GP at Ascend VC

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Fluctuating Coffee Prices
The price of coffee beans is subject to market fluctuations, which can impact the profitability of a coffee subscription service. If coffee prices surge unexpectedly, it may lead to increased operating costs, reducing profit margins.

Supply Chain Disruptions
Coffee subscription services rely heavily on a smooth supply chain to deliver coffee to their customers. Any disruptions, such as transportation issues, labor disputes, or natural disasters, can lead to delays in product delivery and customer dissatisfaction.

Economic Downturns
Economic downturns can affect consumer spending patterns, leading to reduced demand for luxury items like premium coffee subscriptions. This can result in decreased revenue and financial instability for the business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Our products could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our

products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Fritzky	2,041,280	Common Stock	
Ryan Fritzky	107,251	Series A-3 Preferred Stock	
Ryan Fritzky	89,291	Series A-4 Preferred Stock	22.1143%
Ryan Fritzky	275,870	Series Seed-1 Preferred Stock	
Ryan Fritzky	210,990	Series Seed-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 471,373 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 24,332,046 with a total of 8,636,708 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,122,515 shares to be issued, pursuant to options reserved but unissued in the 2021 Equity Incentive Plan.

The total amount outstanding includes 984,171 shares to be issued pursuant to stock options issued in the 2021 Equity Incentive Plan.

The total amount outstanding includes 778,900 shares to be issued pursuant to stock options issued in the 2012 Equity Incentive Plan.

Series Seed-1 Preferred Stock

The amount of security authorized is 5,024,630 with a total of 5,024,630 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock (together, the "Series A Preferred Stock") then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,230,770 with a total of 1,230,770 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital

stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series Seed-3 Preferred Stock

The amount of security authorized is 980,330 with a total of 980,330 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series A-1 Preferred Stock

The amount of security authorized is 229,903 with a total of 229,903 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series A-2 Preferred Stock

The amount of security authorized is 3,384,997 with a total of 3,384,997 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

The total amount outstanding includes 2,220,750 shares to be issued pursuant to outstanding warrants.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series A-3 Preferred Stock

The amount of security authorized is 510,242 with a total of 510,242 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series A-4 Preferred Stock

The amount of security authorized is 617,863 with a total of 617,863 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

Series CF Preferred Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay Original Purchase Price plus declared and unpaid dividends, if any, on each share of Series CF Preferred, Series A Preferred Stock (or, if greater, the amount that the such series would receive on an as converted basis). Then pay the original purchase price per share plus declared and unpaid dividends, if any, on each share of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock (collectively together with the Series CF Preferred and Series A Preferred Stock, the "Preferred Stock") (or, if greater, the amount that the such series would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above unless the Requisite Holders (as defined in the Company's current Certificate of Incorporation) elect otherwise.

Optional Conversion. The Series CF Preferred initially convert 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

Mandatory Conversion. Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering or (ii) upon the written consent of the holders of more than 50% of the Series A Preferred Stock and Series CF Preferred, voting together as a single-class, on an as-converted basis.

Anti-dilution Provisions. The Series CF Preferred shall have broad based weighted average anti-dilution rights in subsequent rounds where the per share consideration received by the Company is less than the Original Purchase Price, subject to customary exceptions for NVCA-style venture investments. Such anti-dilution rights of the Series CF Preferred may be waived only by the holders of more than 50% of the Series A Preferred Stock and Series CF Preferred, voting together as a single-class, on an as-converted basis.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the company, you will have limited rights in regards to the corporate

actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $564,094.73
  Number of Securities Sold: 229,903
  Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)
  Date: April 29, 2021
  Offering exemption relied upon: 506(b)

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,570,722.34
  Number of Securities Sold: 1,164,247
  Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)
  Date: December 23, 2021
  Offering exemption relied upon: 506(b)

- Name: Series A-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,251,934.10
  Number of Securities Sold: 510,242
  Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)
  Date: March 10, 2023
  Offering exemption relied upon: 506(b)

- Name: Series A-4 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,894,977.67
  Number of Securities Sold: 617,863
  Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)
  Date: March 10, 2023

Offering exemption relied upon: 506(b)

- Type of security sold: Warrants
  Final amount sold: $0.00
  Use of proceeds: N/A
  Date: October 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $10.615M compared to $10.756M in fiscal year 2022.

There was no material change in revenue between 2021 and 2022.

Cost of sales

Cost of Sales for fiscal year 2021 was $4.4M compared to $5.3M in fiscal year 2022.

Our cost of goods sold increased from 2021 to 2022, in part due to modest increases in the cost of coffee beans and shipping, but largely due to the volume of wholesale products sold in 2022, which have a lower margin profile than products we sell directly to customers.

Gross margins

Gross margins for fiscal year 2021 were $3.561M compared to $3.270M in fiscal year 2022.

There was no material change in gross margins between 2021 and 2022. The difference can be accounted for by the fact that in 2022, 19% of revenue was derived from wholesale operations, as opposed to <1% in 2021. Our wholesale line of business has a lower margin profile than our direct-to-consumer business.

Expenses

Expenses for fiscal year 2021 were $8.083M compared to $5.797M in fiscal year 2022.

We materially reduced overall expenses in 2022 as compared to 2021, primarily due to Company-wide cost-cutting, with a particular emphasis on employee productivity and, as stated above, more efficient customer acquisition.

Historical results and cash flows:

The Company is currently generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The Company has historically not been in a position of having enough capital to focus on customer acquisition. To date, customers have grown organically with not much capital raised. With additional capital, our goal is to focus on growing our revenues. Our margins are much higher than they have been historically, recently closing in July 2023 with a 37% gross margin, up from 34% in 2021 and 30% in 2020.

We are running lean on staffing, and believe we can continue a growth trajectory with additional funding to grow revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company has capital resources available in the form of $225,000 cash on hand. We have small instruments we sometimes renew, including $220,000 from Stripe, and have access to friendly loans at low rates when needed. The company currently does not have any large lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign and can modulate our existing operations as needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $200-250k for expenses related to salaries, inventory, and working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $200-250k for expenses related to salaries, inventory, working capital, and marketing for customer acquisition.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future funding rounds, and a working line of credit with favorable interest.

Indebtedness

- Creditor: American Packaging Capital
  Amount Owed: $163,978.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2025
  10 Individual Leases 3.24% - 13.3% Lease Fees. Amount owed is as of 9/7/2023.

- Creditor: Liberty Capital
  Amount Owed: $261,591.00
  Interest Rate: 0.0%
  Maturity Date: April 01, 2027
  2 Leases 6.45%-7.95% Lease Fees. Amount owed is as of 9/7/2023.

- Creditor: Wells Fargo
  Amount Owed: $26,674.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2023
  2 Leases 1.9%-2.5% Lease Fees. Amount owed is as of 9/7/2023.

- Creditor: SBA
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: July 06, 2050
  Revised temporary reduced payments through 9/2023 then $2,444/month. Amount owed is as of 9/7/2023.

- Creditor: Ryan Fritzky
  Amount Owed: $437,927.39
  Interest Rate: 12.0%
  Maturity Date: August 15, 2026
  Currently NO Payments; Payments start January 2024 ($14,558/month). Amount owed is as of 9/7/2023.

- Creditor: Tami Moynihan
  Amount Owed: $245,000.00
  Interest Rate: 12.0%
  Maturity Date: December 28, 2023
  Currently Interest ONLY Payments; Payoff Flexible - by EOY 2023. Amount owed is as of 9/7/2023.

- Creditor: Kirby Winfield (Vollbracht Properties, LLC)
  Amount Owed: $483,585.00
  Interest Rate: 12.0%
  Maturity Date: October 10, 2026
  Interest only payments in 2023 - then payments resume Jan 2024 as normal ($16,621/month). Amount owed is as of 9/7/2023.

- Creditor: Stripe
  Amount Owed: $109,795.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023
  4.6% payments pulled from Stripe Transactions, Fixed Fee = 8.5%. Amount owed is as of 9/7/2023.

- Creditor: BHG Financial
  Amount Owed: $103,298.00
  Interest Rate: 19.99%
  Maturity Date: July 09, 2029
  Monthly payments of $2,492. Amount owed is as of 9/7/2023.

- Creditor: Kalamata Group
  Amount Owed: $31,909.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2023
  Weekly payments of $6,141; Fixed Fee 31%. Amount owed is as of 9/7/2023.

- Creditor: IOU Financial
  Amount Owed: $51,045.00
  Interest Rate: 0.0%
  Maturity Date: December 20, 2023
  Weekly payments of $3,202; Fixed Fee 38.9%. Amount owed is as of 9/7/2023.

- Creditor: NewCo Capital 3
  Amount Owed: $64,890.00
  Interest Rate: 0.0%
  Maturity Date: October 26, 2023
  Weekly payments of $10,815; Fixed Fee 46%. Amount owed is as of 9/7/2023.

- Creditor: Square
  Amount Owed: $318,835.00
  Interest Rate: 0.0%
  Maturity Date: December 04, 2023
  Weekly payments of $12,848 & $4,720 Fixed Fee 49.9%. Amount owed is as of 9/7/2023.

- Creditor: Ryan Fritzky Irrevocable Trust of 2008 (EVF) u/a/d 1/10/08
  Amount Owed: $1,000,000.00
  Interest Rate: 12.0%
  Maturity Date: August 15, 2026
  Currently NO Payments; Payments start January 2024 ($33,242/month). Amount owed is as of 9/7/2023.

Related Party Transactions

- Name of Entity: Ryan Fritzky
  Relationship to Company: Co-founder, CMO, and Director
  Nature / amount of interest in the transaction: $437,927 friendly note. Currently NO Payments; Payments start January 2024 ($14,558/month)
  Material Terms: Maturity date is October 15, 2026

- Name of Entity: Tami Moynihan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $245,000 friendly note. Currently Interest ONLY Payments; Payoff Flexible - by EOY 2023
  Material Terms: Maturity date is December 28, 2023

- Name of Entity: Kirby Winfield (Vollbracht Properties, LLC)
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $500,000 friendly note. Interest only payments in 2023 - then payments resume Jan 2024 as normal ($16,621/month)
  Material Terms: Maturity date is October 10, 2026

- Name of Entity: Ryan Fritzky Irrevocable Trust of 2008 (EVF) u/a/d 1/10/08
  Names of 20% owners: Ryan Fritzky
  Relationship to Company: Co-founder, CMO, and Director
  Nature / amount of interest in the transaction: $1,000,000 friendly note. Currently NO Payments; Payments start January 2024 ($33,242/month)
  Material Terms: Maturity date is October 15, 2026

Valuation

Pre-Money Valuation: $54,012,460.66

Valuation Details:

The Company set this valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Bean Box, an innovator in the Direct-to-Consumer (DTC) Specialty Coffee subscription market, has a 9-year track record of growth and consistent revenue.

Bean Box's pre-money valuation of $54M reflects applying a revenue multiple of 5x to its previous fiscal year revenue of $11M. This revenue multiple is well within the range of others we've researched for public companies and private companies.

In 2021, Bean Box successfully raised $3.5M in private capital at a pre-money valuation of $45M, based on 2020 full-year revenue of $7.2M, a revenue multiple of 6.25x.

We believe our pre-money valuation of $54M accurately reflects market standards based on similar companies in the coffee industry, where revenue multiples can range from 3.lx to 33x.

Based on the foregoing, we believe that our pre-money valuation of $54,012,460.66 is reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,997.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

- Marketing
  73.5%
  We will use 73.5% of the funds for marketing as part of our growth and customer acquisition strategy: Google 17% Meta 26% Affiliates 10% Other Marketing 8% Creative Development 3% and Product Expansion 9.5%

- Working Capital
  10.0%
  We will use 10% of the funds towards working capital to improve our automation processes in advance of seasonal peak. Our goal is to hire fewer employees to manage this peak season.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's seasonal peak. Of these funds, approximately 25% will be used for packaging and 75% will be used for coffee.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://beanbox.com (www.beanbox.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/beanbox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bean Box, Inc.

[See attached]

BEAN BOX, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bean Box, Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Bean Box, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 21, 2023
Los Angeles, California

BEAN BOX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	575,106	$	975,256
Accounts Receivable, net		44,020		7,353
Inventory		705,111		1,673,363
Due from Related Parties		11,880		8,978
Prepaids and Other Current Assets		219,384		388,705
Total Current Assets		**1,555,502**		**3,053,655**
Property and Equipment, net		1,383,321		1,437,350
Intangible Assets		665,135		320,584
Security Deposit		13,252		13,252
Right-of-Use Assets		575,734		-
Total Assets	$	**4,192,944**	$	**4,824,841**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,287,405	$	2,174,547
Credit Cards		416,719		545,093
Current Portion of Loans and Notes		945,765		896,941
Current Portion of Shareholders Loans		665,000		-
Forward Financing		380,430		-
Deferred Revenue		410,871		450,953
Other Current Liabilities		573,937		762,803
Total Current Liabilities		**5,680,127**		**4,830,337**
Promissory Notes and Loans		943,745		970,424
Shareholder Loan		892,086		-
Convertible Note		1,191,500		-
Accrued Interest on Convertible Notes		120,285		64,095
Right-of-Use Lease, Operating Lease		884,645		-
Total Liabilities		**9,712,389**		**5,864,856**
STOCKHOLDERS EQUITY				
Common Stock		48		47
Series A-1 Preferred Stock		2		2
Series A-2 Preferred Stock		12		12
Series Seed 1 Preferred Stock		50		50
Series Seed 2 Preferred Stock		12		12
Series Seed 3 Preferred Stock		10		10
Additional Paid in Capital		8,412,329		8,405,966
Retained Earnings/(Accumulated Deficit)		(13,931,908)		(9,446,113)
Total Stockholders' Equity		**(5,519,445)**		**(1,040,014)**
Total Liabilities and Stockholders' Equity	$	**4,192,944**	$	**4,824,841**

See accompanying notes to financial statements.

BEAN BOX INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 10,756,317	$ 10,615,406
Cost of Goods Sold	5,315,320	4,413,305
Gross Profit	5,440,997	6,202,101
Operating Expenses		
General and Administrative	6,115,246	7,370,984
Sales and Marketing	1,859,631	3,505,258
Total Operating Expenses	7,974,877	10,876,242
Operating Income/(Loss)	(2,533,880)	(4,674,141)
Interest Expense	524,617	68,326
Other Loss/(Income)	983,476	(96,133)
Income/(Loss) before provision for income taxes	(4,041,972)	(4,646,334)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (4,041,972)**	**$ (4,646,334)**

See accompanying notes to financial statements.

BEAN BOX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Additional Paid In	earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2020	459,395	$ 46	-	$ -	-	$ -	502,463	$ 50	123,077	$ 12	98,033	$ 10	$ 4,320,287	$ (4,799,780)	$ (479,374)
Stock Split 1:10	4,593,950	$ 46					5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10			
Issuance of Stock	59,918	$ 1	229,903	$ 2	1,164,247	$ 12							$ 4,083,641		4,083,655
Share-Based Compensation													2,039		2,039
Net Income/(Loss)														(4,646,334)	(4,646,334)
Balance—December 31, 2021	4,653,868	$ 47	229,903	$ 2	1,164,247	$ 12	5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10	$ 8,405,966	$ (9,446,113)	$ (1,040,014)
Issuance of Stock	97,262	$ 1	-	-	-	-	-	-	-	-	-	-	$ 4,472		4,473
Share-Based Compensation													$ 1,892		1,892
Introduction of new leasing standard (ASC 842)														$ (443,822)	(443,822)
Net Income/(Loss)														(4,041,972)	(4,041,973)
Balance—December 31, 2022	4,751,122	$ 48	229,903	$ 2	1,164,247	$ 12	5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10	$ 8,412,329	$ (13,931,908)	$ (5,519,445)

See accompanying notes to financial statements.

BEAN BOX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(4,041,972)	$	(4,646,334)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		175,696		134,549
Amortization of Intangibles		37,393		13,376
Amortization of ROU Assets		227,226		
Introduction of new Lease standard		(443,822)		
Share-based Compensation		1,892		2,039
Changes in operating assets and liabilities:				
Accounts Receivable, net		(36,667)		(7,353)
Inventory		968,252		(1,421,249)
Prepaids and Other Current Assets		169,321		164,103
Accrued Interest on Convertibles and Notes		56,190		64,095
Due from Related Parties		(2,902)		(8,978)
Accounts Payable		112,858		1,583,332
Deferred Revenue		(40,082)		(119,326)
Credit Cards		(128,374)		204,637
Other Current Liabilities		(188,866)		290,502
Security Deposit		-		-
Net cash provided/(used) by operating activities		**(3,133,858)**		**(3,746,606)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(121,668)		(1,138,024)
Purchases of Intangible Assets		(381,944)		(307,291)
Right-of-Use Assets		(802,960)		
Net cash provided/(used) in investing activities		**(1,306,572)**		**(1,445,315)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		4,473		4,083,655
Right-of-Use Lease, Operating Lease		884,645		
Forward Financing		380,430		-
Borrowing on Shareholder Loans		1,557,086		-
Borrowing on Promissory Notes and Loans		22,145		1,312,681
Borrowing on Convertible Notes		1,191,500		(500,000)
Net cash provided/(used) by financing activities		**4,040,280**		**4,896,336**
Change in Cash		(400,150)		(295,585)
Cash—beginning of year		975,256		1,270,842
Cash—end of year	**$**	**575,106**	**$**	**975,257**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	524,617	$	68,326
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bean Box Inc. was incorporated on September 21, 2012 in the state of Delaware under name Lucky Oyster Inc. On March 28, 2016, Lucky Oyster Inc. changed name to Bean Box, Inc. The financial statements of Bean Box, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Bean Box is a direct-to-consumer Specialty Coffee company shaping how the world's finest coffee is enjoyed at home, through its subscriptions, gifts, and à la carte coffee. Bean Box aims to foster connections and share the joy of small-batch, expertly-curated Specialty Coffee (the highest quality tier of coffee) with coffee lovers across the country. Bean Box leverages its expertise in curation, software, and automation to help customers discover their next favorite cup of coffee. Our personalized coffee subscriptions leverage customer preference and tastes to keep every morning cup filled with delight. Our coffee gifts feature themed, multi-coffee, multi-roaster tasting experiences which we believe are unique in the world. And our customers can refill their mugs with all our curated coffees seamlessly via the Web, our mobile app, or text message. Every Bean Box coffee product arrives freshly roasted, and customers can savor every cup, as they expand their palate and discover the wide world of coffee origins, roasting styles, and tasting notes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $324,825 and $703,038, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to beans, food, packaging and other inventory which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Equipment	5 years
Furniture and Fixtures	7 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years. Other intangibles include software and domain nam

Income Taxes

Bean Box, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its coffee products – subscription and gift purchases.

Cost of sales

Costs of goods sold include the cost of ingredients, packaging, supplies, shipping, and processing fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $1,859,631 and $3,505,258, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based

compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

BEAN BOX INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 802,960	$ 802,960	$ 802,960
Liabilities				
Current Portion of Lease Obligation	-	362,136	362,136	$ 362,136
Lease Obligation	-	884,645	884,645	$ 884,645
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(443,822)	(443,822)	$ (443,822)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Beanery - Beans	165,992	333,569
Beanery - Food	20,567	121,153
Beanery - Packaging	284,090	232,460
Inventory In Process	142,256	8,787
Inventory Offsite	92,206	956,547
Inventory - In Transit	-	20,846
Total Inventory	**$ 705,111**	**$ 1,673,363**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Due from Amazon/Stripe/Walmart/Whitebox	82,343	179,842
Pre-paid Expenses	111,079	203,863
Other Current Assets	25,963	5,000
Total Prepaids and Other Current Assets	**$ 219,384**	**$ 388,705**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Payable	163,865	301,872
Payroll Expense Liabilities	40,058	62,859
Accrued Payroll	15,233	28,142
Fed Ex	354,780	369,930
Total Other Current Liabilities	$ 573,937	$ 762,803

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 51,078	$ 49,753
Equipment	1,950,188	1,868,713
Furniture and Fixtures	16,024	16,024
Leasehold Improvements	110,651	71,783
Property and Equipment, at Cost	2,127,941	2,006,274
Accumulated Depreciation	(744,620)	(568,924)
Property and Equipment, Net	$ 1,383,321	$ 1,437,350

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $175,696 and $134,549 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Bean Box Patent	$ 11,322	$ 11,322
Domain Name - BeanBox.com	24,009	24,009
Capitalized Software	689,236	307,291
Intangible Assets, at cost	724,567	342,622
Accumulated Amortization	(59,432)	(22,038)
Intangible Assets, Net	$ 665,135	$ 320,584

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $37,393 and $13,376 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 37,393
2024	37,393
2025	37,393
2026	37,393
Thereafter	515,563
Total	**$ 665,135**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 17,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 4,751,122 shares and 4,653,860 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 9,095,894 shares of Preferred Stock (5,024,630 shares are designated as Series Seed-1 Preferred Stock; 1,230,770 shares are designated as Series Seed-2 Preferred Stock; 980,330 shares are designated as Series Seed-3 Preferred Stock; 229,903 shares are designated as Series A-1 Preferred Stock; and 1,630,261 shares are designated as Series A-2 Preferred Stock), with a par value of $0.00001.

As of December 31, 2022, and December 31, 2021, 5,024,630 shares of Series Seed-1 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 1,230,770 shares of Series Seed-2 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 980,330 shares of Series Seed-3 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 229,903 shares of Series A-1 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 1,164,247 shares of Series A-2 Preferred Stock have been issued and are outstanding.

Debt to Equity Conversion

During the 2021 fiscal year, the Company converted $500,000 of convertible notes and $64,095 of related accrued interest into 229,903 shares of Series A-1 Preferred Stock.

8. SHAREBASED COMPENSATION

During 2012 and 2021, the Company authorized the Stock Option Plans (which may be referred to as the "Plans"). The Company reserved 1,035,372 and 1,814,186 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options and Warrants

The Company granted stock options and warrants. The stock options and warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options/warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options and warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	153,515	$ 0.00	-
Stock Split 1:10	1,535,150		
Granted	1,074,160		
Exercised	(66,710)		
Expired/Cancelled	(309,000)		-
Outstanding at December 31, 2021	2,233,600	$ 0.00	9.01
Exercisable Options at December 31, 2021	2,233,600	$ 0.00	9.01
Granted	433,572	$ -	
Exercised	(275,919)	$ -	
Expired/Cancelled	(412,738)	$ -	
Outstanding at December 31, 2022	1,978,515	$ 0.00	8.01
Exercisable Options at December 31, 2022	1,978,515	$ 0.00	8.01

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.00	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ 0.00	10.63
Exercisable Options at December 31, 2021	-	$ 0.00	10.63
Granted	2,220,750	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	2,220,750	$ 0.00	9.63
Exercisable Options at December 31, 2022	2,220,750	$ 0.00	9.63

Stock option and warrants expenses for the years ended December 31, 2022 and December 31, 2021 was $1,892 and $553, respectively.

9.   DEBT

Leases

The Company has entered into operating lease agreements with Liberty Ridge L.L.C., a Washington limited liability company to rent business premises in on Merlino Properties 5050 1st Avenue South Suite #102 Seattle, Washington 9; the lease periods expiring in December 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 1,246,782
Additions	$ -
Lease Payments	(362,136)
Balance at end of period	$ 884,645

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 413,113
2024	$ 471,533
Thereafter	$ -
Total	**$ 884,645**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date
American Packaging Capital, Inc. - Auger Filler + Pouch Machine TC	$ 221,860	1.65%	6/2/2019	6/2/2023
American Packaging Capital, Inc. - ActionPac TC	$ 11,775	1.11%	9/11/2020	9/11/2023
American Packaging Capital, Inc. - Auger Filler TC	$ 29,540	1.11%	9/18/2020	9/18/2023
American Packaging Capital, Inc.- Label Mill TC	$ 12,480	1.88%	6/5/2020	6/5/2023
American Packaging Capital, Inc. - Label Mill2 TC	$ 12,480	1.08%	8/14/2020	8/14/2023
American Packaging Capital, Inc. - 2 Auger Fillers TC	$ 67,256	2.48%	3/2/2021	3/2/2025
American Packaging Capital, Inc. - Delkor Carton Former HS	$ 98,981	1.69%	6/18/2021	6/18/2025
American Packaging Capital, Inc. - Label Mill - HS	$ 42,300	2.29%	8/2/2022	8/2/2026
American Packaging Capital, Inc. Mini Move	$ 17,845	2.95%	9/14/2022	9/14/2026
American Packaging Capital, Inc. Mini Movers Conveyor Equipment	$ 20,700	2.29%	8/2/2022	8/2/2026
Bankers Healthcare Group, LLC- 2022 Loan	$ 112,245	19.99%	7/7/2022	7/7/2029
ClickUp - 2021 Loan	$ 1,000,000	14.00%	11/11/2021	6/30/2023
KOU Financial Loan	$ 150,000	31.00%	9/21/2022	12/30/2023
Liberty Capital Group, Inc	$ 395,392	5.65%	3/5/2021	3/5/2027
Liberty Capital Group, Inc. - Conveyor System	$ 23,908	6.81%	8/20/2021	8/20/2026
SBA Note Payable	$ 500,000	3.75%	7/6/2020	7/6/2050
Wells Fargo Equipment Finance - Compressor	$ 26,802	1.90%	10/18/2021	10/18/2024
Unsapped Finance LLC	$ 160,000	6.00%	10/5/2021	3/10/2022
Stripe Capital Program	$ 250,000	5.75%	12/12/2022	6/14/2024
Stripe Capital Program	$ 201,800	7.30%	3/15/2022	9/6/2023
Total				

Debt Instrument Name	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
American Packaging Capital, Inc. - Auger Filler + Pouch Machine TC	$ 3,647	$ 3,647	$ 45,444	$ -	$ 45,444
American Packaging Capital, Inc. - ActionPac TC	$ 153	$ 153	$ 2,938	$ -	$ 2,938
American Packaging Capital, Inc. - Auger Filler TC	$ 328	$ 328	$ 7,088	$ -	$ 7,088
American Packaging Capital, Inc.- Label Mill TC	$ 135	$ 135	$ 1,995	$ -	$ 1,995
American Packaging Capital, Inc. - Label Mill2 TC	$ 135	$ 135	$ 2,660	$ -	$ 2,660
American Packaging Capital, Inc. - 2 Auger Fillers TC	$ 1,668	$ 1,668	$ 17,157	$ 27,166	$ 44,323
American Packaging Capital, Inc. - Delkor Carton Former HS	$ 1,673	$ 1,673	$ 26,419	$ 48,436	$ 74,855
American Packaging Capital, Inc. - Label Mill - HS	$ 404	$ 404	$ 10,707	$ 31,929	$ 42,636
American Packaging Capital, Inc. Mini Move	$ 147	$ 147	$ 4,400	$ 12,883	$ 17,283
American Packaging Capital, Inc. Mini Movers Conveyor Equipment	$ 198	$ 198	$ 5,263	$ 15,063	$ 20,327
Bankers Healthcare Group, LLC- 2022 Loan	$ 11,219	$ 11,219	$ 9,717	$ 99,323	$ 109,029
ClickUp - 2021 Loan	$ 140,000	$ 140,000	$ 328,342	$ -	$ 328,342
KOU Financial Loan	$ 11,625	11,625.00	$ 133,412	$ -	$ 133,412
Liberty Capital Group, Inc	$ 11,988	$ 11,988	$ 77,892	$ 309,267	$ 387,159
Liberty Capital Group, Inc. - Conveyor System	$ 1,838	$ 1,838	$ 5,676	$ 12,170	$ 17,846
SBA Note Payable	$ 18,758	$ 18,758	$ 16,667	$ 482,136	$ 498,803
Wells Fargo Equipment Finance - Compressor	$ 547	$ 547	$ 9,889	$ 5,443	$ 15,332
Unsapped Finance LLC	$ 8,000	$ 8,000	$ -	$ -	$ -
Stripe Capital Program	$ 315	$ 315	$ 84,234	$ -	$ 84,234
Stripe Capital Program	$ 11,049	$ 11,049	$ 155,604	$ -	$ 155,604
Total	$ 218,608	$ 218,608	$ 945,765	$ 943,745	$ 1,889,511

Debt Instrument Name	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
American Packaging Capital, Inc. - Auger Filler + Pouch Machine TC	$ 3,647	$ 8,834	$ 47,826	$ 45,444	$ 93,270
American Packaging Capital, Inc. - ActionPac TC	$ 153	$ 153	$ 4,153	$ 2,938	$ 7,092
American Packaging Capital, Inc. - Auger Filler TC	$ 328	$ 328	$ 8,880	$ 7,088	$ 15,968
American Packaging Capital, Inc.- Label Mill TC	$ 135	$ 135	$ 3,788	$ 1,995	$ 5,782
American Packaging Capital, Inc. - Label Mill2 TC	$ 135	$ 135	$ 3,765	$ 2,660	$ 6,425
American Packaging Capital, Inc. - 2 Auger Fillers TC	$ 1,668	$ 1,668	$ 18,882	$ 44,323	$ 16,205
American Packaging Capital, Inc. - Delkor Carton Former HS	$ 1,673	$ 1,673	$ 18,439	$ 74,855	$ 93,294
American Packaging Capital, Inc. - Label Mill - HS	$ -	$ -	$ -	$ -	$ -
American Packaging Capital, Inc. Mini Move	$ -	$ -	$ -	$ -	$ -
American Packaging Capital, Inc. Mini Movers Conveyor Equipment	$ -	$ -	$ -	$ -	$ -
Bankers Healthcare Group, LLC- 2022 Loan	$ -	$ -	$ -	$ -	$ -
ClickUp - 2021 Loan	$ 23,333	$ 23,333	$ 583,258	$ 328,342	$ 911,820
KOU Financial Loan	$ -	$ -	$ -	$ -	$ -
Liberty Capital Group, Inc	$ 9,984	$ 9,984	$ 57,228	$ 287,159	$ 344,388
Liberty Capital Group, Inc. - Conveyor System	$ 949	$ 949	$ 3,935	$ 17,846	$ 21,781
SBA Note Payable	$ 5,625	$ 5,625	$ 5,080	$ 142,222	$ 147,221
Wells Fargo Equipment Finance - Compressor	$ 137	$ 137	$ 9,488	$ 15,332	$ 24,739
Unsapped Finance LLC	$ 8,000	$ 8,000	$ 160,380	$ -	$ 160,380
Stripe Capital Program	$ -	$ -	$ -	$ -	$ -
Stripe Capital Program	$ -	$ -	$ -	$ -	$ -
Total	$ 53,363	$ 58,329	$ 896,041	$ 978,424	$ 1,867,365

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	945,765
2024		171,083
2025		130,001
2026		114,468
2027		17,752
Thereafter		510,441
Total	**$**	**1,889,511**

- 16 -

Forward Financing

On July 20, 2022, the Company entered into Revenue Financing Agreement with Kalamata Capital Group, LLC with following terms - the purchase price is agreed to $300,000, the purchased percent is 15%, the purchased amount is $393,000, with weekly remittance of $6,141. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $186,819, and the entire amount is classified as the current portion.

On September 23, 2022, the Company entered into Revenue Purchase Agreement with NewCo Capital Group VI LLC with following terms – the purchase price is agreed to $100,000, the purchased percent is 4%, the purchased amount is $137,000, with weekly remittance of $4,282. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $53,719, and the entire amount is classified as the current portion.

On October 11, 2022, the Company entered into Revenue Purchase Agreement with NewCo Capital Group VI LLC with following terms – the purchase price is agreed to $100,000, the purchased percent is 6%, the purchased amount is $138,000, with weekly remittance of $6,572. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $45,119, and the entire amount is classified as the current portion.

On November 10, 2022, the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms – the purchase price is agreed to $150,000, the specified percent to 25%, the purchased amount is $218,850, with weekly remittance of $9,948. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $94,773, and the entire amount is classified as the current portion.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Aniruddha Gadre	$ 100,000	12.00%	10/10/2022	10/10/2026	$ 3,000	$ 3,000	$ 25,000	$ 71,717	$ 96,717	$ -	$ -	$ -	$ -	$ -
Ryan Fritzky	$ 750,000	12.00%	10/15/2022	10/15/2025	$ 18,750	$ 18,750	$ 250,000	$ 461,784	711,784	$ -	$ -	$ -	$ -	$ -
Tami Moynihan	$ 275,000	12.00%	10/15/2022	10/15/2023	$ 6,875	$ 6,875	$ 265,000	$ -	$ 265,000	$ -	$ -	$ -	$ -	$ -
Vollbracht Properties, LLC	$ 500,000	12.00%	10/15/2022	10/15/2026	$ 12,500	$ 12,500	$ 125,000	$ 358,585	483,585	$ -	$ -	$ -	$ -	$ -
Total							$ 665,000	$ 892,086	$ 1,557,086	$ -	$ -	$ -	$ -	$ -

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Ascend Venture Capital I LP	$ 250,000	5.00%	02/14/2022	02/14/2024	12,329	12,329	-	250,000	262,329					
Gadre, Aniruddha	$ 200,000	5.00%	02/15/2022	02/14/2024	9,836	9,836	-	200,000	209,836					
Fritzky, Ryan	$ 250,000	5.00%	02/16/2022	02/14/2024	12,260	12,260	-	250,000	262,260					
Berk, Brad	$ 75,000	5.00%	03/01/2022	02/14/2024	3,545	3,545	-	75,000	78,545					
Hilgard Holdings, LLC	$ 150,000	5.00%	03/23/2022	02/14/2024	6,637	6,637	-	150,000	156,637					
Mitchell and Linda Joleen Julis 1995 Trust	$ 150,000	5.00%	03/23/2022	02/14/2024	6,637	6,637	-	150,000	156,637					
BE Fund I, a series of Pack Ventures, LP	$ 116,500	5.00%	04/05/2022	02/14/2024	4,947	4,947	-	116,500	121,447					
Total	$1,191,500				$ 56,190	$ 56,190	$ -	$1,191,500	$ 1,247,690					

The convertible notes are convertible into 1) Automatic Conversion. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable Shadow Preferred Stock, at the Conversion Price;

2) Conversion upon a Change of Control. If a Change of Control occurs prior to a Qualified Financing and prior to the payment in full of the principal amount of this Note, then Investor has the right, at Investor's option, to convert the

outstanding principal amount of this Note and all accrued and unpaid interest on this Note immediately prior to such Change of Control into fully paid and nonassessable shares of the Company's common stock at a price per share equal to an amount obtained by dividing (x) $50,000,000 by (y) the Fully Diluted Capitalization of the Company (the "Voluntary Conversion Price"). The total number of shares of common stock to be issued upon voluntary conversion shall equal (x) the outstanding principal amount of this Note and all accrued and unpaid interest on this Note, divided by (y) the Voluntary Conversion Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During the 2021 fiscal year, the Company converted $500,000 of convertible notes and $64,095 of related accrued interest into 229,903 shares of Series A-1 Preferred Stock.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(951,304)	$	(1,017,614)
Valuation Allowance		951,304		1,017,614
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,982,395)	$	(1,031,091)
Valuation Allowance		1,982,395		1,031,091
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $9,439,978, and the Company had state net operating loss ("NOL") carryforwards of approximately $9,439,978. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On October 10, 2022, the Company issued a Promissory Note to Aniruddha Gadre (one of its shareholders) in the amount of $100,000, with an interest rate of 12% and a maturity of four years. As of December 31, 2022, the outstanding balance of this loan is $96,717.

On October 15, 2022, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $750,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2022, the outstanding balance of this loan is $711,784.

On October 15, 2022, the Company issued a Promissory Note to Tami Moynihan (one of its shareholders) in the amount of $275,000, with an interest rate of 12% and a maturity of one year. As of December 31, 2022, the outstanding balance of this loan is $265,000.

On October 15, 2022, the Company issued Promissory Note to Vollbracht Properties, LLC (one of its shareholders) in the amount of $500,000, with an interest rate of 12% and a maturity of four years. As of December 31, 2022, the outstanding balance of this loan is $483,585.

As of December 31, 2022, and 2021, the outstanding balance of receivable from Matthew Berk (one of its shareholders) was in the amount of $11,880 and $8,978. This receivable bears no interest and a maturity date is not set.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 21, 2023, which is the date the financial statements were available to be issued.

On January 19, 2023 the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms - the purchase price is $200,000, the receivable purchased amount is $299,000, specified percentage is 12%, with an initial weekly estimated payment of $10,679.

On March 19, 2023, the Company issued Amended and Restated Certificate of Incorporation – The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 23,902,787 shares of Common Stock, $0.00001 par value per share ("Common Stock") and (ii) 12,953,107 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock'). 5,024,630 shares of the authorized Preferred Stock of the Company are designated "Series Seed-1 Preferred Stock"; 1,230,770 shares of the authorized Preferred Stock are designated "Series Seed-2 Preferred Stock"; 980,330 shares of the authorized Preferred Stock are designated "Series Seed-3 Preferred Stock"; 229,903 shares of the authorized Preferred Stock are designated "Series A-1 Preferred Stock"; 3,404,276 shares of the authorized Preferred Stock are designated "Series A-2 Preferred Stock"; 510,242 shares of the authorized Preferred Stock are designated "Series A-3 Preferred Stock" and 1,572,956 shares of the authorized Preferred Stock are designated "Series A-4 Preferred Stock".

On April 14, 2023 the Company entered into Revenue Purchase Agreement with NewCo Capital Group VI LLC with following terms - the purchase price is $200,000, the purchased amount is $292,000, the purchase percentage is 5%, with a weekly remittance installment of $10,815.

On May 16, 2023, the Company entered into financing agreement for leasing equipment with Wells Fargo Equipment Finance. The term of this lease is sixty months with monthly payments of $350.37.

On May 18, 2023 the Company entered into Revenue Purchase Agreement with Square Advance with following terms - the purchase price is $60,000, the purchased amount is $89,940, the purchase percentage is 5%, with weekly remittance installment of $3,459.

On June 15, 2023 the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms - the purchase price is $240,000, the receivable purchased amount is $359,760, the specified percentage is 14%, with an initial weekly estimated payment of $12,849.

On March 10, 2023, the Company converted $1,251,934 of convertible notes and related accrued interest into 510,242 shares of Series A-3 Preferred Stock.

On March 10, 2023 the Company sold 617,863 shares of Series A-4 Preferred Stock for a final amount of $1,894,978. This includes $394,979 from converted notes (principal + interest).

On August 1, 2023, the Company issued the Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $750,000. The interest rate is set to 12% per annum and has a maturity date of this loan is August 1, 2026.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,533,880, an operating cash flow loss of $3,133,858, and liquid assets in cash of $575,106, which less than a

year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Bean Box is not live or open to the public at this moment.

GET A PIECE OF BEAN BOX

The Future of Specialty Coffee – At Home

Bean Box is a D2C Specialty Coffee company shaping how some of the world's finest coffee is enjoyed at home, through its subscriptions, gifts, and à la carte coffee.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BEAN BOX
THE FUTURE OF SPECIALTY COFFEE — AT HOME

$0 Raised

REASONS TO INVEST

- By 2030, the Specialty Coffee market is expected to brew up a steamy $51B, and the Coffee Subscription market is projected to rise to $1.5B. Industry analysts regularly cite Bean Box as a leader.*
- Bean Box generated nearly $11MM in revenue in 2022, which includes 26% year-over-year growth in subscriber revenue. First year wholesale revenues were $2.1MM, which included placement in 3,400 stores.
- Bean Box sources coffee from some of the world's best independent roasters and producers. Every purchase supports these small businesses. In 2022, Bean Box shipped 3MM bags sourced from the Specialty Coffee community.

*Source / Source

Invest Now
$2.62 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$497.80	$54.01M

THE PITCH

Better Mornings Start with Bean Box


BEAN BOX DNA:
Curation & Discovery
Variety
Exclusive Access
Customer Delight
GOOD MORNING, SUNSHINE.

Bean Box isn't just a coffee company; it's an embodiment of the belief that great coffee is an experience that enhances mornings and brightens days. Founded by Matthew Berk and Ryan Fritzky, who drew inspiration from their time in Seattle's tech scene, Bean Box aims to share the joy of small-batch, expertly-curated Specialty Coffee (the highest quality tier of coffee) with coffee lovers everywhere.

Bean Box leverages its expertise in curation, software, and automation to help customers discover their next favorite cup of coffee from storied regions around the globe. Our personalized coffee subscriptions cater to customer taste to keep every morning cup filled with delight. Our coffee gifts feature themed, multi-coffee, multi-roaster tasting experiences which we believe are unique in the world. And our customers can refill their mugs with any of our curated coffees seamlessly via the Web, our mobile app, or text message.

Our mission is to make your morning better, by offering what we believe is some of the world's finest coffee. Let us be your coffee sommelier, as our experts sip thousands of coffees from some of the world's premier roasters to select only the very best for your cup. Our partners include Olympia in the Pacific Northwest, Devoción in Brooklyn, Onyx in Arkansas, The Barn in Berlin, and many more.

THE OPPORTUNITY & OUR BUSINESS MODEL

A Specialty Coffee Flywheel, Ready to Scale


WHY BETTER MORNINGS START WITH BEAN BOX
ENDLESS VARIETY, THE WORLD'S BEST ROASTERS
50+ independent roasters; access to rare coffees; endless variety.
CURATED BY A WORLD-CLASS COFFEE EXPERT
Every coffee is hand selected by our in-house curator, a juror for the prestigious Cup of Excellence.
DISCOVERY & DELIGHT WITH EVERY CUP
We take pride in making your mornings special with thoughtfully designed and crafted tasting experiences.

Bean Box is a leading direct-to-consumer brand in the fastest-growing segment of the U.S. Specialty Coffee market. We believe our coffee subscriptions, unique coffee gifts, and distinctive coffee selection, curated from some of the top independent coffee roasters and producers, positively position us to usher in mass-market adoption of high-end coffee at home, at sustained prices of $30 per pound and up.


MEMBERSHIP HAS ITS PERKS
BEANBOX.COM
LOVE AT FIRST SIP
• Free shipping on all subscriptions.
• Exclusive member pricing on all coffees.
• Earn 5% back in credit on every purchase.
• Members-only promotions, early access, and surprise drops.

Our coffee subscriptions earn a 2-year LTR of $345, providing 50% of our revenue in non-holiday periods. Our distinctive coffee gifts – like the World Coffee Tour™, our Coffee and Chocolate Tasting Experience, as well as our 12 Mornings of Coffee™– serve as major sources of new customers every holiday season. By inexpensively acquiring gift givers, we benefit from indirectly acquiring gift recipients, many of whom become subscribers. Finally, the wide range of hard-to-find coffees which we feature provide a consistent platform for repeat purchase behavior and customer loyalty. Our three product lines together create a seasonal flywheel for revenue growth, customer loyalty, and expanding lifetime value.

Bean Box has cultivated mostly organic growth, selling more than $40MM in product since our founding. We have invested in our sourcing, products, expertise, and ability to scale. And we have optimized for both acquisition and unit economics. We believe we have the capacity to scale the business without significant additional capital expenditures, and now is our time to invest forward to grow our customer base.

Unlike our competitors, Bean Box products feature multi-coffee, multi-roaster tasting experiences. By unifying our otherwise geographically dispersed supply chain, we gain product, financial and operating leverage that's very difficult to reproduce. We can do this because of our multi-year investment in software and automation, and our operational expertise. All of our coffee selection and product strategy comes from our Coffee Curator, an expert in her field, a juror for the prestigious *Cup of Excellence* (which judges the top coffees on the planet), and a board member of the *Alliance for Coffee Excellence*.

THE MARKET & OUR TRACTION

Impressive Traction & Diversified Revenue Streams



2022 Nearly
$11MM
Revenue
Featured in
3,400
Retail Stores
3MM
BAGS OF COFFEE DELIVERED
Nearly $11MM in revenue, 20% year-over year subscription revenue growth, and placement in 3,400 retail stores.
Multi-million dollar investments in tech, automation, and supply chain. In 2022, packaged 3 million bags of coffee (175 tons), fulfilling 500K+ products.
RollingStone
Rated Best Overall Coffee Subscription by Rolling Stone
50+
Independent Roasters and Coffee Producers
Purchased $3MM dollars in specialty coffee from 50+ independent roasters and coffee producers around the world.

Since its inception, Bean Box has invested in the consumer adoption of Specialty Coffee as growing demand shifts from cafés to the home. This trend accelerated dramatically during the Pandemic, and is more recently reinforced by the U.S. hybrid work environment. The thirst for better coffee at home is here to stay, and Bean Box is poised to capitalize on it.

Bean Box sits at the intersection of the Specialty Coffee market ($51B by 2030 at an 11.3% CAGR) and the coffee subscription market ($1.5B by 2030 at a 10.9% CAGR), and is regularly cited by analysts as a leader (Source | Source).


★★★★★
"Always on time and exceptionally fresh! Really enjoying all the new flavors, and the feedback is amazing from the staff! Well worth it!"
— EMILY
ONYX
★★★★★
"I like the variety of beans that I can freshly grind myself and make at home rather than simply getting the same thing at Starbucks every day."
— MICHELLE
★★★★★
"Absolutely love my monthly coffee subscription! Always a yummy surprise in every box!"
— TYLER
★★★★★
"I started this subscription as a birthday present for my boyfriend, and I planned on only paying for a couple months. It's been almost a year now, and we still love getting this subscription once a month. It's such a delight trying the different flavors and having a selection to choose from."
— STEFANIE

**The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.*

Bean Box has demonstrated robust traction and diversified revenue streams. During the first 9-10 months of 2023, our revenue sources were distributed as follows: personal subscriptions contributed 50%, coffee bag purchases accounted for 30%, and gifting comprised 20% of total revenue. However, in the final 2 months of the year, gift sales surge, historically driving an impressive 50% of our revenue, and yielding tens of thousands of new customers. This seasonal flywheel effect allows us to efficiently build a bigger business with less capital.


OLYMPIA COFFEE
"Through Bean Box, we've been able to connect to an entirely new segment of coffee lovers nationwide, allowing us to share more of our Fair-For-All, directly-sourced coffees, and continue to make a difference supporting great small producers. It's a win-win!"
Honor Forte, Director of Sales,
Olympia Coffee

**The above testimonials may not be representative of the opinions or of the experiences of other roasters we work with and is not a guarantee of future performance or success.*

Bean Box reported nearly $11MM in revenue in 2022, boasting a healthy 56% product margin. Our subscriber revenue showed significant growth, expanding by 20% year over year, while our average 2-year lifetime revenue per subscriber stood at an impressive $345. In the past 12 months, 60% of our direct revenue has come from repeat purchases from loyal customers. While our cost per acquisition remains low at less than $25, our average order value (AOV) is $53, rising to $70 during holiday peak. We believe Bean Box has built a strong economic foundation for future growth.

WHY INVEST

Invest in the Future of Specialty Coffee & Better Mornings For All


WORLD COFFEE TOUR™
EXPERTLY CURATED BY BEAN BOX®
THE WORLD'S FINEST GROWING REGIONS
THE NATION'S TOP SMALL-BATCH ROASTERS
Central America
South America
Africa
Southeast Asia
BEAN BOX®

Reader's Digest | COSMOPOLITAN | FOOD&WINE | TODAY | Forbes | GOOD HOUSEKEEPING

As a leader in both the Specialty Coffee and Coffee Subscription markets, we believe Bean Box has shown remarkable organic growth and garnered significant recognition from the industry, mass media, and passionate customers alike.

We take pride in our commitment to bringing our customers the finest coffee experiences, and this journey begins by sourcing coffee directly from exceptional independent coffee roasters and producers. When you make a Bean Box purchase, you're not just indulging in a cup of premium coffee; you're becoming a patron of these small businesses. Your support resonates across the globe, fostering and fortifying direct relationships with world-class coffee producers.

Bean Box has invested in difficult-to-replicate expertise, software, automation, and a unified supply chain, and has the capacity to scale without significant capital expenditures. We are primed for growth, aligned with broad consumer adoption, and ready to invest forward in expanding our customer base.

With your help, Bean Box aims to leverage its marketing and operational efficiency to scale, becoming the trusted brand and source – for what we believe is the best Specialty Coffee experience in homes across the U.S.

Invest in the future of Specialty Coffee, and better mornings for all. Invest in Bean Box®.

ABOUT

HEADQUARTERS

5050 1st Ave S, STE 103
Seattle, WA 98134

WEBSITE

View Site

Bean Box is a D2C Specialty Coffee company shaping how some of the world's finest coffee is enjoyed at home, through its subscriptions, gifts, and à la carte coffee.

TEAM



Matthew Berk
Founder, CEO & Director

Matthew Berk has been a software engineer, entrepreneur, and CTO for more than 25 years. He is the creator of the first local search engine and is the author of a wide range of patents in machine learning, generative grammar, data mining and VoIP. Berk holds a B.A., summa cum laude, from Cornell University, and an M.A. from The Johns Hopkins University. Matthew is an equal-opportunity coffee drinker.



Ryan Fritzky
Founder, CMO & Director

Ryan Fritzky has been an entrepreneur, marketer, and product leader for the past two decades. Prior to founding Bean Box, he was a product lead in the mobile consumer and ad-tech space, working on early-stage B2B and B2C products. Fritzky earned his B.A. in finance from the University of Washington Foster School of Business. Ryan enjoys the balance of Latin American coffee and the thrill of an Ethiopian microlot.



Tami Moynihan
CFO

Tami Moynihan has more than a decade of experience growing finance operations for both startups and early-stage businesses, primarily in B2C markets, at revenues of up to $200MM. Moynihan earned her M.A. in Professional Accounting from Seattle University. Tami most appreciates the caffeine kick of high-end coffees.



Kirby Winfield Jr.
Board Member

Kirby Winfield is a seasoned startup operator and investor, and is currently the Founding General Partner at Ascend.vc, the most prolific pre-seed stage venture fund in the Pacific Northwest.

Early in his career, Kirby was a founding team member and operating executive at back-to-back tech IPOs, with Go2Net and Marchex.

He is also a two-time venture capital-backed CEO, with AdXpose (DFJ, Ignition) acquired by comScore, and Dwellable (Maveron, VersionOne) acquired by HomeAway.

Kirby has been operating and investing in Artificial Intelligence and Machine Learning since the 1990s. His first startup pioneered the use of semantic AI for web search. He advised the Allen Institute of Artificial Intelligence on the launch and growth of its highly regarded Ai2 Incubator program, and has backed 30+ AI startups as a VC.



Maryna Gray
Director of Coffee & Sourcing

Maryna Gray has refined her coffee-tasting palate over the past decade, and now directs all sourcing and coffee product development for Bean Box. She has acted as juror for the prestigious Cup of Excellence competition, adjudicating the top coffees on the planet in places like Colombia and Peru. She is a board member for the Alliance for Coffee Excellence. Gray earned her B.A. from Amherst College. Maryna enjoys tasting and sharing both the simplicity—and the complexity—of the world of coffee.

TERMS

Bean Box

Overview

PRICE PER SHARE
$2.62

VALUATION
$54.01M

DEADLINE
Dec 19, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$497.80

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.26

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
5,725

SHARES OFFERED
Series CF Preferred Stock

MAX NUMBER OF SHARES OFFERED
471,373

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus: *Friends and Family of Bean Box will receive an additional 5% bonus shares in this offering.*

Time-Based Perks

Early Bronze - Invest $497+ (minimum investment) within the first 48 hours and receive $100 Coffee Cash (good for any coffee, gift, or subscription at beanbox.com)

Early Silver - Invest $1,000+ within the first week and receive $150 Coffee Cash

Early Gold - Invest $5,000+ within the first two weeks and receive $500 Coffee Cash and 7% bonus shares

Early Platinum - Invest $10,000+ within the first two weeks and receive 10% bonus shares

Early Premium - Invest $30,000+ within the first two weeks and receive 12% bonus shares

Mid Campaign Perk

Invest $2,500+ during the second month and receive 5% bonus shares

Volume-Based Perks

The Single Shot - Invest $1,000+ and receive $100 Coffee Cash (good for any coffee, gift, or subscription at beanbox.com)

The Double Shot - Invest $2,500+ and receive $250 Coffee Cash

The Triple Shot - Invest $5,000+ and receive $400 Coffee Cash + 5% bonus shares

The French Press - Invest $10,000+ and receive $1,000 Coffee Cash + 3-Month Subscription + 7% bonus shares

The Perfect Pour Over - Invest $25,000+ and receive $1,000 Coffee Cash + 6-Month Subscription + 10% bonus shares

The World Coffee Cupper - Invest $50,000+ and receive $1,000 Coffee Cash + 1-Year Subscription + 12% bonus shares

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Bean Box, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.62 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $262. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Bean Box.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Maryna: "Bean Box is single-handedly curating some of the best coffees from across the country with an impressive roster of 50+ plus roasters" - Rolling Stones

Today show: "This is from Bean Box. It's the "12 Mornings of Coffee", and it's from independent roasters from all over the place So it's really fun to have like a different brew every morning. You can get it in ground or whole bean."

Bean Box is shaping how the world's finest coffee is enjoyed at home.

Our mission is to deliver better mornings through our unique, curated, Specialty Coffee experiences. We source from independent roasters and small farmers all over the world, to make high-end coffee accessible to everyone everywhere.

Customers love Bean Box for our personalized coffee subscriptions, unique coffee gifts, and selection of a la carte coffees, all of which are delivered fresh to your door.

Specialty Coffee is one of the industry's fastest-growing segments, on track to become a $51B market by 2030. But while demand is growing, access to specialty coffee is limited by geography, and consumers have a hard time navigating the noise. Coffee lovers are ever more discerning, and commodity coffee doesn't bring the kind of delight as single-origin, small-batch, hand-roasted craft coffee.

When we started, Specialty Coffee was only available in small cafes. Today, that demand is shifting to the home. Over the past 9 years, we've developed a brand that's been trusted by hundreds of thousands of consumers.

Last year alone, we delivered 3 million bags of the world's finest coffee.

Because of our unified supply chain, our customers enjoy multi-coffee tasting experiences unavailable elsewhere, like our World Tour of Coffee, which includes 12 single-origin, microlot coffees from all over the world, roasted by 12 independent roasters; or our recent Guatemala La Colina, roasted by The Barn in Berlin.

In 2022, we purchased $3M worth of Specialty Coffee from small businesses and farmers all over the world.

Every year, we sample hundreds of coffees. Most don't make the cut. Our world-class curation team selects every coffee, describing it in language our customers can relate to.

MARYNA: "As head of curation for Bean Box, I travel across the world in search of truly exceptional coffees. As a juror with the prestigious Cup of Excellence, I've visited origins like Peru and Colombia to discover the very best farms and micro-lots. My goal is to make it possible for everyone to appreciate these amazing, world-class coffees at home."

Maryna and her team are just a part of what sets us apart from competitors. Our background is in software and tech, and over the past 9 years, we've invested millions in our software, infrastructure, and automation. We believe we're at a point today where we can grow the business 5x without having to drop another dime into infrastructure or space.

We've already done the heavy lifting to scale. We think it's a massive competitive advantage that sets us up for success in the long term.

This year, we're turning to our community, so you can take part, with us, in the growth of Specialty Coffee at home.

Claim your stake in Bean Box today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BEAN BOX, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF SEPTEMBER, A.D. 2023, AT 6:41 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5216635 8100
SR# 20233476624

Authentication: 204149572
Date: 09-12-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:41 PM 09/12/2023
FILED 06:41 PM 09/12/2023
SR 20233476624 - File Number 5216635

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEAN BOX, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Bean Box, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Bean Box, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 21, 2012 under the name Lucky Oyster, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation, as amended, of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bean Box, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 24,332,046 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 14,478,735 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote (voting together as a single class on an as converted to Common Stock bases), and without a vote of Common Stock as a separate class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   **PREFERRED STOCK**

5,024,630 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**"; 1,230,770 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**"; 980,330 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**" (and together with the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock, the "**Series Seed Preferred Stock**"); 229,903 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**"; 3,384,997 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**"; 510,242 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-3 Preferred Stock**;" 617,863 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-4 Preferred Stock**" (and together with the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock, the "**Series A Preferred Stock**") and 2,500,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series CF Preferred Stock**" and together with the Series Seed Preferred Stock and the Series A Preferred Stock, the "**Preferred Stock**"), with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean (i) $0.6398403 per share for the Series Seed-1 Preferred Stock, (ii) $0.7109335 per share for the Series Seed-2 Preferred Stock, (iii) $0.9612625 per share for the Series Seed-3 Preferred Stock, (iv) $2.45359 per share for the Series A-1 Preferred Stock; (v) $3.06698 per share for the Series A-2 Preferred Stock; (vi) $2.45359 per share for the Series A-3 Preferred Stock; (vii) $3.06698 per share for the Series A-4 Preferred Stock and (viii) $2.62 per share for the Series CF Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1.   **Dividends**.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on

each outstanding share of Series A Preferred Stock or Series CF Preferred Stock, as applicable, in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Series A Preferred Stock or Series CF Preferred Stock, as applicable as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock or Series CF Preferred Stock, as applicable, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Series A Preferred Stock or Series CF Preferred Stock, as applicable, determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock or Series CF Preferred Stock, as applicable, pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for the Series A Preferred Stock or Series CF Preferred Stock, as applicable.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1 **Preferential Payments to Holders of Series A Preferred Stock and Series CF Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of all other series of Preferred Stock and Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Senior Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of Series CF Preferred Stock and such series of Series A Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Preferred Stock and Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series CF Preferred Stock and Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Preferential Payments to Holders of Series Seed Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

3

after the payment in full of all Senior Liquidation Amounts required to be paid to the holders of shares of Series CF Preferred Stock and Series A Preferred Stock, the holders of shares of each series of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Series Seed Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Series Seed Preferred Stock (and all shares of all other series of Series Seed Preferred Stock that would receive a larger distribution per share if such series of Series Seed Preferred Stock and all such other series of Series Seed Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, and after the payment in full of all Senior Liquidation Amounts required to be paid to the holders of shares of Series CF Preferred Stock and Series A Preferred Stock, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3   **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Senior Liquidation Amounts and Series Seed Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2, and (b) a Deemed Liquidation Event, after the payment in full of all Senior Liquidation Amounts and Series Seed Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 or 2.2 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 or 2.2, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4   **Deemed Liquidation Events**.

2.4.1   **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (excluding the Series CF Preferred Stock), including a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2   **Effecting a Deemed Liquidation Event**.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2. Notwithstanding the foregoing, this Section 2.4.2(a) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction (as defined in Section 5.1).

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the

shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (i) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; (ii) in the ordinary course of business; or (iii) as approved by the Board of Directors of the Corporation. Notwithstanding the foregoing, this Section 2.4.2(b) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction.

2.4.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. **Voting**.

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock, except the Series CF Preferred Stock, shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Except as expressly indicated by the other provisions of this Amended and Restated Certificate of Incorporation, the Series CF Preferred Stock shall be non-voting stock to the maximum extent permitted by applicable law.

3.2 **Election of Directors**. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (the "**Common Directors**"); *provided, however,* that, for administrative convenience, any initial director or directors that any class or classes or series of Preferred Stock shall be entitled to elect in accordance with the foregoing may also be appointed by the Board of Directors, acting by a majority of the sitting directors, regardless of whether any such sitting directors are elected by any particular class or classes or series of capital stock, without any action by the holders of such class or classes or series of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2 (and to the extent any of such directorships is not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect

a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Series CF Original Issue Date (as defined below) on which there are issued and outstanding less than 93,008 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 **Preferred Stock Protective Provisions**. At any time when at least 93,008 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 (i) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) increase the authorized number of shares of Series A Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such power, preference, or special right, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such power, preference, or special right;

3.3.5   cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of the Series A Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Series A Director;

3.3.7   create or adopt any equity (or equity-linked) compensation plan, amend any equity (or equity-linked) compensation plan to increase the number of shares authorized for issuance thereunder or, without the approval of the Board of Directors, amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.8   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.9   increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors under this Amended and Restated Certificate of Incorporation, or adopt any provision inconsistent with Article Sixth.

4.   **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   **Right to Convert**.

4.1.1   **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to (i) $0.6398403 for the Series Seed-1 Preferred Stock, (ii) $0.7109335 for the Series Seed-2 Preferred Stock, (iii) $0.9612625 for the Series Seed-3 Preferred Stock, (iv) $2.45359 for the Series A-1 Preferred Stock; (v) $3.04960 for the Series A-2 Preferred Stock; (vi) $2.45359 for the Series A-3 Preferred Stock; (vii) $3.06698 for the Series A-4 Preferred Stock; and (viii) $2.62 for the Series CF Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

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4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (other than a Deemed Liquidation Event that is a SPAC Transaction), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Sections 2.1 and 2.2 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (other than a Deemed Liquidation Event that is a SPAC Transaction).

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 **Mechanics of Conversion**.

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but

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unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation on or after the Series CF Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series A Director; or

(viii)   shares of Series CF Preferred Stock, including the shares of Common Stock issued or issuable upon conversion thereof.

(b)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   "**Series CF Original Issue Date**" shall mean the date on which the first share of Series CF Preferred Stock was issued.

4.4.2   **No Adjustment of Preferred Stock Conversion Price**. No adjustment in the Conversion Price of the Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred Stock and Series CF Preferred Stock, voting together as a single class, on an as-converted basis, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series CF Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series CF Original Issue Date), are revised after the Series CF Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided

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in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series CF Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "**CP_2**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "**CP_1**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common

Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the

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exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates**. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Series CF Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series CF Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series CF Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series CF Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5.   **Mandatory Conversion**.

5.1   **Trigger Events**. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1, (a) immediately prior to the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock or such other equity securities), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Series A Director (a "**Qualified IPO**"); (b) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Series A Director, by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities); (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Series A Director (such transaction or series of related transactions, the "**SPAC Transaction**"); and (d) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, on an as-converted basis (any of (a), (b), (c) or (d), the "**Mandatory Conversion Time**"). Such automatically converted shares of Preferred Stock may not be reissued by the Corporation. For the avoidance of doubt, upon automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock immediately prior to a SPAC Transaction pursuant to clause (c) of the first sentence of this Section 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments (or any other payments that may otherwise differ from distributions to Common Stock) will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and (b) any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock; *provided, however,* that if the waiver would affect more than one series in the same way, then such waiver may also be effected by the affirmative written consent or vote of the Requisite Holders.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in

compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided, however,* that, so long as the holders of Series A Preferred Stock are entitled to elect a Series A Director and a duly elected Series A Director is serving on the Board of Directors, the affirmative vote of one Series A Director then serving on the Board of Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or

omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the written consent or affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(signature page follows)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on September 12, 2023.

DocuSigned by:

By: Matthew Berk

B492B4CCD53F409...

Matthew Berk, President

SIGNATURE PAGE TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION